Exhibit 99.1

Poseidon Oil Pipeline Company, L.L.C.
Financial Statements for the Years Ended December 31, 2020, 2019 and 2018
and Independent Auditor’s Report

POSEIDON OIL PIPELINE COMPANY, L.L.C.

Report of Independent Auditors

The Management Committee
Poseidon Oil Pipeline Company, L.L.C.

We have audited the accompanying financial statements of Poseidon Oil Pipeline Company, L.L.C. which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, cash flows, and members’ equity (deficit) for each of the three years in the period ended December 31, 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
Poseidon Oil Pipeline Company, L.L.C. at December 31, 2020 and 2019, and the results of its operations and its cash flows for the three years ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
February 22, 2021

POSEIDON OIL PIPELINE COMPANY, L.L.C.

BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$383	$244
Accounts receivable—trade, net of allowance	26,475	27,156
Accounts receivable—related parties	382	972
Crude oil inventory	2,906	1,606
Other current assets	319	329
Total current assets	30,465	30,307
FIXED ASSETS, net	171,732	187,091
OTHER ASSETS	4,673	2,113
TOTAL ASSETS	$206,870	$219,511
LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable – trade	$508	$1,982
Accounts payable – related parties	2,640	2,726
Deferred revenue	5,083	6,118
Other current liabilities	1,727	4,732
Total current liabilities	9,958	15,558
LONG-TERM DEBT	211,000	215,100
OTHER LONG-TERM LIABILITIES	26,595	30,876
MEMBERS' EQUITY (DEFICIT)	(40,683)	(42,023)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$206,870	$219,511
The accompanying notes are an integral part of these financial statements.

POSEIDON OIL PIPELINE COMPANY, L.L.C.

STATEMENTS OF OPERATIONS
(Dollars in thousands)

	For the Years Ended December 31,
	2020	2019	2018
CRUDE OIL HANDLING REVENUES:
Third parties	$134,985	$114,855	$99,356
Related parties	12,381	16,944	16,139
Total crude oil handling revenues	147,366	131,799	115,495
COSTS AND EXPENSES:
Crude oil handling costs
Third parties	2,576	1,369	2,470
Related parties	6,884	6,810	6,345
Total crude oil handling costs	9,460	8,179	8,815
Other operating costs and expenses
Third parties	2,166	2,171	823
Related parties	9,166	8,899	8,640
Total other operating costs and expenses	11,332	11,070	9,463
Depreciation and accretion expenses	15,722	15,764	16,218
General and administrative costs	46	47	65
Total costs and expenses	36,560	35,060	34,561
OPERATING INCOME	110,806	96,739	80,934
Interest expense	5,594	9,285	7,974
NET INCOME	$105,212	$87,454	$72,960
The accompanying notes are an integral part of these financial statements.

POSEIDON OIL PIPELINE COMPANY, L.L.C.

STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Years Ended December 31,
	2020	2019	2018
OPERATING ACTIVITIES:
Net income	$105,212	$87,454	$72,960
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and accretion expenses	15,722	15,764	16,218
Amortization of loan costs	331	364	272
Effect of changes in operating accounts:
Accounts receivable	1,271	(11,361)	(1,203)
Inventories	(1,300)	(41)	1,201
Other assets and deferred charges	(2,881)	(148)	51
Accounts payable	(1,651)	(555)	1,062
Other liabilities	(8,436)	(3,759)	332
Net cash provided by operating activities	108,268	87,718	90,893
INVESTING ACTIVITIES:
Payments to acquire fixed assets	(157)	(480)	(364)
Net cash used in investing activities	(157)	(480)	(364)
FINANCING ACTIVITIES:
Borrowings under revolving credit facility	72,000	64,800	71,900
Repayments of principal	(76,100)	(58,000)	(70,200)
Cash distributions to Members	(103,872)	(92,600)	(92,100)
Credit Facility Fees	—	(1,455)	—
Net cash used in financing activities	(107,972)	(87,255)	(90,400)
Net change in cash and cash equivalents	139	(17)	129
Cash and cash equivalents, beginning of period	244	261	132
Cash and cash equivalents, end of period	$383	$244	$261

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$5,258	$8,866	$7,544
Current liabilities for capital expenditures at end of year	$113	$51	$10
The accompanying notes are an integral part of these financial statements.

POSEIDON OIL PIPELINE COMPANY, L.L.C.
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
(Dollars in thousands)

	Poseidon Pipeline Company, L.L.C.	Shell Midstream Partners, L.P.	GEL Poseidon, LLC	Total
Balance at January 1, 2018	(6,386)	(6,386)	(4,965)	$(17,737)
Net income	26,266	26,266	20,428	$72,960
Cash distributions to Members	(33,156)	(33,156)	(25,788)	$(92,100)
Balance at December 31, 2018	$(13,276)	$(13,276)	$(10,325)	$(36,877)
Net income	31,483	31,483	24,488	$87,454
Cash distributions to Members	(33,336)	(33,336)	(25,928)	$(92,600)
Balance at December 31, 2019	$(15,129)	$(15,129)	$(11,765)	$(42,023)
Net income	37,876	37,876	29,460	$105,212
Cash distributions to Members	(37,394)	(37,394)	(29,084)	$(103,872)
Balance at December 31, 2020	$(14,647)	$(14,647)	$(11,389)	$(40,683)
The accompanying notes are an integral part of these financial statements.

Note 1. Company Organization and Description of Business

Company Organization
Poseidon Oil Pipeline Company, L.L.C. (“Poseidon”) is a Delaware limited liability company formed in February 1996 to design, construct, own and operate an unregulated crude oil pipeline system located in the central Gulf of Mexico offshore Louisiana. Unless the context requires otherwise, references to “we”, “us”, “our” or “the Company” within these notes are intended to mean Poseidon.

At December 31, 2020, we were owned (i) 36% by Poseidon Pipeline Company, L.L.C.; (ii) 28% by GEL Poseidon, LLC, collectively ("Genesis"), and (iii) 36% by Shell Midstream Partners, L.P. (“Shell”).
Description of Business
The Poseidon Oil Pipeline System (the “Pipeline”) gathers crude oil production from the outer continental shelf and deep-water areas of the Gulf of Mexico offshore Louisiana for delivery to onshore locations in south Louisiana. The system includes a pipeline junction platform located at South Marsh Island 205 (“SMI-205”). Manta Ray Gathering Company, L.L.C. (“Manta Ray”), a wholly owned subsidiary of Genesis, serves as the operator of the Pipeline.

Note 2. Significant Accounting Policies

Our financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Except as noted within the context of each footnote disclosure, dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

In preparing these financial statements, the Company has evaluated subsequent events for potential recognition or disclosure through February 22, 2021, the issuance date of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents represent unrestricted cash on hand and may also include highly liquid investments with original maturities of less than three months from the date of purchase.

Accounts Receivable
We review our outstanding accounts receivable balances on a regular basis and record an allowance for amounts that we expect will not be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted.

Contingency and Liability Accruals
We accrue reserves for contingent liabilities including environmental remediation and potential legal claims. When our assessment indicates that it is probable that a liability has occurred and the amount of the liability can be reasonably estimated, we make accruals. We base our estimates on all known facts at the time and our assessment of the ultimate outcome, including consultation with external experts and counsel. We revise these estimates as additional information is obtained or resolution is achieved.

We also make estimates related to future payments for environmental costs to remediate existing conditions attributable to past operations. Environmental costs include costs for studies and testing as well as remediation and restoration. We sometimes make these estimates with the assistance of third parties involved in monitoring the remediation effort.

At December 31, 2020, we were not aware of any contingencies or liabilities that would have a material effect on our financial position, results of operations or cash flows.

Crude Oil Handling Costs
Crude oil handling costs represent expenses we incur as a result of utilizing third party-owned and related party-owned pipelines in the provision of services.

Estimates
Preparing our financial statements in conformity with GAAP requires us to make estimates that affect amounts presented in the financial statements. Our most significant estimates relate to (i) the useful lives and depreciation methods used for fixed assets; (ii) measurement of fair value and projections used in impairment testing of fixed assets; (iii) revenue and expense accruals; and (iv) estimates of future asset retirement obligations.

Actual results could differ materially from our estimates. On an ongoing basis, we review our estimates based on currently available information. Any changes in the facts and circumstances underlying our estimates may require us to update such estimates, which could have a material impact on our financial statements.

Fair Value Information
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature. The fair value of long-term debt approximates the book value as of December 31, 2020 given the variable rate nature of this debt.

Impairment Testing for Long-Lived Assets
Long-lived assets such as fixed assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques.

No asset impairment charges were recognized during the years ended December 31, 2020, 2019 or 2018.

Income Taxes
We are organized as a pass-through entity for federal income tax purposes. As a result, our financial statements do not provide for such taxes and our Members are individually responsible for their allocable share of our taxable income for federal income tax purposes.

Inventories
We take title to crude oil volumes we purchase from producers and volumes we obtain through contractual pipeline loss allowances. Timing and measurement differences between receipt and delivery volumes, as well as fluctuations in crude oil pricing, impact our inventory balances. Our inventory amounts are presented at the lower of average cost or net realizable value.

Due to fluctuating crude oil prices, we recognize lower of cost or net realizable value adjustments when the carrying value of our crude oil inventory exceeds its net realizable value. These non-cash charges are a component of “Crude oil handling costs” on our Statement of Operations in the period they are recognized. We recognized $0.6 million, $0.3 million and $0.1 million of lower of cost or net realizable value adjustments during 2020, 2019 and 2018, respectively.

Fixed Assets and Asset Retirement Obligations
Fixed assets are recorded at cost. Expenditures for additions, improvements and other enhancements to fixed assets are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

In general, depreciation is the systematic and rational allocation of an asset’s cost, less its residual value (if any), to the reporting periods it benefits. Our fixed assets are depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Our estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of our assets. Estimated useful lives are 5 to 30 years for our related fixed assets.

Asset retirement obligations (“AROs”) are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, construction, development and/or normal operation. When an ARO is incurred, we record a liability for the ARO and capitalize an equal amount as an increase in the carrying value of the related long-lived asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the liability is accreted to its present value (through accretion expense) and the capitalized amount is depreciated over the remaining useful life of the related long-term asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts. See Note 4 for additional information regarding our fixed assets and related AROs.

Revenue Recognition
We recognize revenue upon the satisfaction of our respective performance obligations. Refer to Note 3 for additional details on what constitutes a performance obligation.

Recent and Proposed Accounting Pronouncements
We have adopted the guidance under ASC Topic 606, Revenue from Contracts with Customers, and all related ASUs (collectively “ASC 606”) as of January 1, 2019 utilizing the modified retrospective method of adoption. There was no impact to members’ equity (deficit) as a result of the adoption. Refer to Note 3 for further details.

In February 2016, the FASB issued guidance to improve the transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts (Topic 842). The guidance also requires additional disclosure about leasing arrangements. The guidance is effective for non-public entities beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022 in accordance with the issuance of ASU 2020-05. The standard permits a modified retrospective method of adoption. We will adopt this guidance on the annual reporting period following December 15, 2021. We continue to evaluate the impacts of our pending adoption and do not expect a material impact to our financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. ASU 2016-15 was effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. We adopted this standard as of January 1, 2018 and note there is no material impact on our financial statements.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” ("ASU 2016-13"). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public entities and December 15, 2022 for non-public entities in accordance with the issuance of ASU 2019-10. Early adoption is permitted. The standard requires varying transition methods for the different categories of amendments. We will adopt this guidance on the annual reporting period following December 15, 2022. We continue to evaluate the impacts of our pending adoption and do not expect a material impact to our financial statements.

Note 3. Revenue Recognition

Adoption of ASC 606 and its related Transition Effects
The modified retrospective approach of adoption required us to apply the new revenue standard to all new revenue contracts entered into after January 1, 2019 and revenue contracts that were not completed as of January 1, 2019. Our revenues for the periods prior to January 1, 2019 were not revised and the adoption of ASC 606 did not result in adjustments to members’ equity (deficit) or other balance sheet accounts at January 1, 2019.

Revenue from Contracts with Customers
Revenue from our contracts with customers is generally based upon a fixed fee per unit of volume (typically per barrel of crude oil) gathered, transported, or processed for each volume delivered (“Crude Oil Handling”). All contracts are purchase and sale arrangements and include a single performance obligation to stand ready, on a monthly basis, to provide capacity on our assets. Since these purchase and sale transactions are with the same customer and entered into in contemplation of one another, the purchase and sales amounts are netted against one another and the residual handling fees are recognized as crude oil handling revenue. The intent of these buy-sell arrangements is to earn a fee for handling crude oil (a service to the producer) and not to engage in crude oil marketing activities. We net the corresponding receivables and payables from such transactions on our Balance Sheets for consistency of presentation.

We also have certain contracts with customers in which we bill based on a minimum obligation. These fees are charged to a customer regardless of the volume the customer actually delivers to the platform or through the pipeline.

In addition to these offshore pipeline transportation revenue streams, we also have certain customer contracts in which the transportation fee has a fixed escalating pricing structure on a specified date. The performance obligation for these contracts is to transport, gather or process commodity volumes for the customer based on firm (stand ready) service or from monthly nominations made by our customers, which can also be on an interruptible basis. While our transportation rate changes based on contractual terms, our performance obligation does not change throughout the life of the contract. Therefore revenue is recognized on an average rate basis throughout the life of the contract. We have estimated the total consideration to be received under the contract beginning at the contract inception date based on the estimated volumes (including certain minimum volumes we are required to stand ready for), price indexing, estimated production or contracted volumes, and the contract period. We have constrained the estimates of variable consideration such that it is probable that a significant reversal of previously-recognized revenue will not occur throughout the life of the contract. These estimates will be reassessed at each reporting period as required. Billings to our customers are reflected at the contract rate. The difference between the consideration received from our customers from invoicing compared to the revenue recognized creates a contract asset or liability. In circumstances where the estimated average contract rate is less than the current billed price per the contract, we will recognize a contract liability. In circumstances where the estimated average contract rate is higher than the current billed price per the contract, we will recognize a contract asset

The following table reflects our contract asset and liability balances as of December 31, 2020 and December 31, 2019. Contract assets are recorded in Other Assets in our Balance Sheet. Contract liabilities are recorded in Deferred Revenue and Other Long Term Liabilities in our Balance Sheet.

	Contract Assets	Contract Assets	Contract Liabilities	Contract Liabilities
	Current	Non-Current	Current	Non-Current
Balance at December 31, 2019	$—	$—	$6,118	$27,186
Balance at December 31, 2020	—	2,940	4,424	22,762

During the year ended December 31, 2020, we recognized revenue of $6.1 million that was classified as a contract liability as of December 31, 2019. We had no contract modifications during the periods that would affect our contract balances.

Transaction Price Allocations to Future Performance Obligations
We are required to disclose the amount of our transaction prices that are allocated to unsatisfied performance obligations as of December 31, 2020. However, ASC 606 does provide the following practical expedients and exemptions that we utilized:

1)Performance obligations that are part of a contract with an expected duration of one year or less;

2)Revenue recognized from the satisfaction of performance obligations where we have a right to consideration in an amount that corresponds directly with the value provided to customers; and

3)Contracts that contain variable consideration, such as index-based pricing or variable volumes, that is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that is part of a series.

We apply these practical expedients and exemptions to our revenue streams recognized over time. The majority of our contracts qualify for one of these expedients or exemptions. After considering these practical expedients and identifying the remaining contract types that involve revenue recognition over a long-term period and include long-term fixed consideration (adjusted for indexing as required), we determined our allocations of transaction price that relate to unsatisfied performance obligations.

The following chart depicts how we expect to recognize revenues for future periods related to these contracts:

2021	$32,790
2022	36,089
2023	31,268
2024	24,956
2025	20,693
Thereafter	75,481
Total	$221,277

Pipeline Loss Allowances
In order to compensate us for bearing the risk of volumetric losses of crude oil in transit in our pipelines due to temperature, crude quality, and the inherent difficulties of measurement of liquids in a pipeline, our tariffs and agreements include the right for us to make volumetric deductions from the customer for quality and volumetric fluctuations. We refer to these deductions as pipeline loss allowances ("PLA"). We compare these allowances to the actual volumetric gains and losses of the pipeline and the net gain or loss is recorded as revenue or a reduction of revenue. As the allowance is related to our pipeline transportation services, the performance obligation is the obligation to transport and deliver the barrels and is considered a single obligation.

When net gains occur, we have crude oil inventory. When net losses occur, we reduce any recorded inventory on hand and record a liability for the purchase of crude oil required to replace the lost volumes. Under ASC 606, we record excess oil as non-cash consideration at the lower of the recorded value or the net realizable value and include this amount in the transaction price. The crude oil in inventory can then be sold at current prevailing market prices, resulting in additional revenue if the sales price exceeds the inventory value when control transfers to the customer.

Note 4. Fixed Assets and Asset Retirement Obligations

Fixed Assets
Our fixed asset values and related accumulated depreciation balances were as follows at the dates indicated:

	At December 31,
	2020	2019
Pipelines and facilities	$434,221	$433,718
Construction in progress	89	373
Total	434,310	434,091
Less accumulated depreciation	(262,578)	(247,000)
Fixed assets, net	$171,732	$187,091

Depreciation expense was $15.6 million, $15.6 million and $16.9 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Asset retirement obligations
Our AROs result from regulatory requirements that would be triggered by the retirement of our offshore pipeline and platform assets. During 2018, we began the abandonment of the ST-204 8” pipeline lateral, which is a part of the Poseidon Oil Pipeline system, after being notified that the owner of the ST-204 platform complex would be removing their assets from the production area. Due to this, we revised the timing of the expected retirement obligation as it relates to the ST-204 lateral pipeline. The following table presents information regarding our estimable asset retirement liabilities for the periods noted.

	For the Years Ended December 31,
	2020	2019	2018
ARO liability, beginning of period	$1,851	$1,718	$1,629
Liabilities settled	—	(75)	(604)
Accretion expense	143	133	127
Revisions in expected cash flows	—	75	1,341
Gain on settlement	—	—	(775)
ARO liability, end of period	$1,994	$1,851	$1,718

The ARO liability is included in "Other liabilities" in our December 31, 2020 and December 31, 2019 Balance Sheets. Cash settlements of the ARO obligation are recorded in “Other Liabilities” within the Operating Activities in the Statements of Cash Flows.

At December 31, 2020, our forecast of accretion expense is as follows for the next five years:

2021	2022	2023	2024	2025
$154	$166	$179	$192	$207

Note 5. Debt Obligation

March 2019 Credit Facility
In March 2019, we entered into the “Second Amended and Restated Credit Agreement” which supersedes the terms of the February 2015 Credit Facility. The March 2019 Credit Facility has an initial borrowing capacity of $225 million, with a provision that its borrowing capacity could be expanded to $275 million with additional commitments from the lenders. As of December 31, 2020, we had $211 million borrowed under the March 2019 Credit Facility. Amounts borrowed under the March 2019 Credit Facility mature in March 2024. We incurred $1.5 million of debt issuance costs related to the March 2019 Credit Facility, of which $1.1 million is deferred within other assets on our Balance Sheet at December 31, 2020 and will be amortized over the term of the new facility.

Interest costs for the year ended December 31, 2020 were incurred based on the terms of the March 2019 Credit Facility. Interest rates charged under the credit facilities are dependent on certain quarterly financial ratios (as defined in the credit agreement). For Eurodollar loans where our leverage ratio is greater than or equal to 1:1 and less than 2:1, as it currently is, the interest rate is the London Interbank Offered Rate (“LIBOR”) plus 1.75%, and for Base Rate loans (as defined in the credit agreement), the interest rate is 0.75% plus a variable base rate equal to the greater of (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.0%. The interest rate on Eurodollar and Base Rate loans would increase by 0.25% if our leverage ratio increased to greater than 2:1 and would decrease by 0.25% if our leverage ratio decreased to less than or equal to 1:1. In addition, we pay commitment fees on the unused portion of the revolving credit facility at rates that vary from 0.25% to 0.375%.

The March 2019 Credit Facility is non-recourse to our Members and secured by our assets. The March 2019 Credit Facility also contains customary covenants such as restrictions on debt levels, liens, guarantees, mergers, sale of assets and distributions to Members. A breach of any of these covenants could result in acceleration of our debt financial obligations. We were in compliance with the covenants of our credit facility at December 31, 2020.

In general, if an Event of Loss occurs (as defined in the credit agreement), we are obligated to either repair the damage or use any insurance proceeds we receive to reduce debt principal outstanding.

Note 6. Members’ Equity

As a limited liability company, our Members are not personally liable for any of our debts, obligations or other liabilities. Income or loss amounts are allocated to Members based on their respective membership interests. Cash contributions by and distributions to Members are also based on their respective membership interests.

Cash distributions to Members are determined by our Management Committee, which is responsible for conducting the Company’s affairs in accordance with our limited liability agreement.

Note 7. Related Party Transactions

The following table summarizes our related party transactions for the period indicated:

	For the Years Ended December 31,
	2020	2019	2018
Crude oil handling revenues:
Genesis affiliates	960	975	994
Shell affiliates	11,421	15,969	15,145
Total	$12,381	$16,944	$16,139
Crude oil handling costs:
Genesis affiliates	3,736	3,770	3,917
Shell affiliates	3,148	3,040	2,428
Total	$6,884	$6,810	$6,345
Other operating costs and expenses:
Genesis affiliates	9,166	8,899	8,640
Total	$9,166	$8,899	$8,640

Other operating costs and expenses include amounts charged to us by Manta Ray for operator fees and space on their SS-332A platform.

The following table summarizes our related party accounts receivable and accounts payable amounts at the dates indicated:

	At December 31,
	2020	2019
Accounts receivable - related parties:
Genesis affiliates	$25	$155
Shell affiliates	357	817
Total accounts receivable - related parties	$382	$972

Accounts payable - related parties:
Genesis affiliates	$2,555	$2,423
Shell affiliates	85	303
Total accounts payable - related parties	$2,640	$2,726

Note 8. Significant Risks

Production and Credit Risk due to Customer Concentration
Offshore pipeline systems such as ours are directly impacted by exploration and production activities in the Gulf of Mexico for crude oil. Crude oil reserves are depleting assets. Our crude oil pipeline system must access additional reserves to offset either (i) the natural decline in production from existing connected wells or (ii) the loss of production to a competing takeaway pipeline. We actively seek to offset the loss of volumes due to depletion by adding connections to new customers and production fields.

In terms of percentage of total revenues, our largest customers for the year ended December 31, 2020 were BP Products North America, Anadarko Petroleum Corporation, and Equinor ASA with percentages of total revenues of 22.5%, 15.7%, and 10.7%, respectively. Our largest customers for the year ended December 31, 2019 were Occidental Petroleum Corporation, Shell Oil Company, and Equinor ASA with percentages of total revenues of 18.7%, 12.1%, and 11.6%, respectively. Our largest customers for the year ended December 31, 2018 were Occidental Petroleum Corporation, Shell Oil Company, and ExxonMobil Oil Corporation with percentages of total revenues of 22.3%, 13.1%, and 12.5%, respectively. Shell Oil Company is a marketing agent for numerous producers who are dedicated to us. The loss of any of these customers or a significant reduction in the crude oil volumes they have dedicated to us for handling would have a material adverse effect on our financial position, results of operations and cash flows.